

August 23, 2010

Mr. Jonathan Z. Cohen
Chief Executive Officer and President
Resource Capital Corp.
712 5th Avenue, 10th Floor
New York, NY 10019

> **Re:** **Resource Capital Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 1-32733**

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 3

Commercial Finance Investments, page 9

1. We note that you have acquired "senior and subordinated, secured and unsecured loans made by banks" that appear to be held through several CDOs. Please provide us with a breakdown of the bank loans to clarify the amounts that are senior or subordinated and secured or unsecured. Alternatively, please tell us why the additional descriptions would not be material to an understanding of the risks associated with holding the noted assets.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34</u>

<u>Critical Accounting Policies and Estimates, page 57</u>

2. We note your disclosure that you determined the fair value of securities purchased in 2009 based on dealer quotes. In future filings, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Please provide us with your proposed disclosure, as applicable.

<u>Consolidated Statements of Operations, page 65</u>

3. Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company's statements of operations (e.g., disclosure of net interest income after provision for loan losses). In addition, tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB Topic 11K.

4. Please tell us how you determined it was appropriate under GAAP to present net operating income, citing the authoritative literature upon which you relied.

<u>Notes to Consolidated Financial Statements, page 69</u>

<u>Note 5 – Investment Securities Available-for-Sale, page 76</u>

5. Please tell us the significant assumptions used in your analysis of other-than-temporary impairment for those securities you determined were not other-than-temporarily impaired as of December 31, 2009, including discount rates and your projections of future defaults, and how you considered rating agency downgrades in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief